SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ/MF) 42.150.391/0001-70
Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY – CVM Code 00482-0

NOTICE TO SHAREHOLDERS

DISTRIBUTION OF DIVIDENDS

Braskem S.A. (“Braskem”) hereby informs its shareholders and the market that the Board of Directors’ Meeting held on the date hereof approved the early distribution of dividends for fiscal year 2017, in the total amount of one billion reais (R$1,000,000,000.00), in accordance with Paragraph 4 of Article 44 of the Company’s Bylaws, in a gross amount of one real and twenty-five centavos and fraction (R$1.25671792825172) per common share or class “A” preferred share, and of sixty centavos and fraction (R$0.60625562099759) per class “B” preferred share.

The dividends will be paid in Brazil on December 12 by the Itaú Corretora de Valores S.A., with exemption from withholding income tax, in accordance with governing law, and without remuneration or inflation adjustment.

As from December 4, 2017, the common and preferred shares issued by Braskem, in Brazil, will trade ex-dividends.

Shareholders whose registration information does not include a CPF/CNPJ number or indicate a bank, branch and checking account number must update their registration at any Itaú bank branch offering shareholder services.

Additional information may be obtained via Investfone – Shareholder Services Center at the telephone 55 (11) 3003-9285 in Brazil's state capitals and metropolitan areas and at 0800 720 9285 in other locations, or at the bank branches offering shareholder services.

For holders of American Depositary Receipts (ADRs), the payment will be carried out by The Bank of New York Mellon, depositary bank of Braskem’s ADRs. Information related the U.S. Record Date, Payment Date, or any further information will be available at www.adrbnymellon.com

São Paulo, November 28, 2017

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Rua Lemos Monteiro, 120 - XXº andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.